March 25, 2021

Via Email
Susana Pilar Berenguer Visbal
Consul General of the Republic of Colombia in the City of New York
Consulate of Colombia
10 East 46th Street
New York, New York 10017

       Re:    Republic of Colombia
              Registration Statement under Schedule B
              Filed February 26, 2021
              File No. 333-253587

              Form 18-K for Fiscal Year Ended December 31, 2019
              Filed September 24, 2020, as amended February 16, 2021 File No. 333-73840

Dear Ms. Visbal:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. For example, we note that the data for the Economic Indicators are preliminary on page D-2 of
Exhibit 99.D to
       Form 18-K filed on September 24, 2020.

2. We note your updates and related disclosures in Exhibit 99.6 to Amendment No. 1 to
       Form 18-K filed on February 16, 2021. To the extent material, please disclose information and updates in regards to the following:
 Susana Pilar Berenguer Visbal
Republic of Colombia
March 25, 2021
Page 2


                  COVID-19 related disclosures;

                  Your bond offering and tender offer as disclosed in your EDGAR filings on
                January 13, 2021;

                  Activities by certain political or insurgent groups such as those related to illegal mining or trafficking activities; and

                  Protests from environmental groups on mining operations and related governmental policies.

Form 18-K

Exhibit 99.D

Monetary system, D-66

3.     Please disclose whether Colombia   s currency is fixed or floating.
Also, discuss whether
       there are any restrictions on the tradability of the currency.

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Kluck, Special Counsel, at (202) 551-3233 or Michael Coco,
Office Chief, at (202) 551-3253 with any questions.

                                                               Sincerely,

                                                               Office of
International Corporate
                                                               Finance


cc:    Gregory Harrington, Esq.
       Arnold & Porter Kay Scholer LLP